Integra Resources Announces Annual Grant of Incentive Stock Options

VANCOUVER, British Columbia, Dec. 17, 2019 -- Integra Resources Corp. (“Integra” or the “Company”) (TSX-V:ITR; OTCQX:IRRZF) announces that options to purchase 3,564,750 common shares in the Company were granted to employees, executives and directors of the Company, with an exercise price of $1.15 per share. The options have been granted pursuant to the Company’s Equity Incentive Plan and will expire five years from the date of grant. All of the options are subject to vesting provisions.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the “Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA (October 22, 2019).”

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576